Exhibit 16.1

May 12, 2016 U.S. Securities and Exchange Commission Office of the Chief Accountant 100 F Street, NE Washington, DC 20549

Re:	InterCloud Systems Inc. File No. 000-32037	Grant Thornton LLP 757 Third Avenue, 9th Floor New York, NY 10017 T 212.599.0100 F 212.370.4520 www.GrantThornton.com

Dear Sir or Madam:

We have read Item 4.01(a) of Form 8-K of InterCloud Systems, Inc. (“InterCloud” or “Company”) dated May 3, 2016.

We disagree with the Company’s statement in the second paragraph that “None of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-K occurred during the period in which Grant Thornton LLP served as the Company’s principal independent accountants.” We believe there were two such reportable events pursuant to Regulation S-K, Item 304(a)(1)(v)(A) and Item 304(a)(1)(v)(C), as follows:

(1)	Item 304(a)(1)(v)(A): We communicated to management and the Audit Committee certain material weaknesses in the Company’s internal control over financial reporting. The Company disclosed those material weaknesses in its Form 10-Q for the quarterly period ended September 30, 2015.

(2)	Item 304(a)(1)(v)(C): Grant Thornton LLP did not issue an audit report on the financial statements of the Company as of any date or for any period. During the course of our audit of the Company’s financial statements for the year ended December 31, 2015, we identified and communicated to management and the Audit Committee certain errors in the company’s accounting that may materially affect the financial statements previously issued and those to be issued. Due to our dismissal by the Company on May 3, 2016, we were not able to investigate the impact of those errors further.

We have no basis to comment on the Company’s disclosures pertaining to the appointment of a new independent registered public accounting firm contained in Item 4.01(b) of this Form 8K.

Sincerely,

/s/ Grant Thornton LLP

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd